Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Public Relations


                                                Date:  May 9, 2003
                                For more information:  +31 75 659 57 20




Ahold clarification

Zaandam, The Netherlands, May 9, 2003 - Ahold wishes to make clear that the internal legal investigation into accounting irregularities at U.S. Foodservice, as stated in its announcement of May 8, 2003, is continuing in close co-operation with PricewaterhouseCoopers' forensic accounting work. Statements that the investigation has concluded and that only two executives of U.S. Foodservice were responsible for these accounting irregularities are inaccurate. The investigation continues to probe the possible involvement by U.S. Foodservice personnel other than the two individuals identified so far.


Ahold Corporate Communications: +31.75.659.57.20




                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302